Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
SUPPLEMENT NO. 6, DATED MARCH 15, 2013,
TO THE PROSPECTUS, DATED JULY 24, 2012

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of American Realty Capital Healthcare Trust, Inc., or the Company, dated July 24, 2012, or the Prospectus, as supplemented by Supplement No. 5, dated January 7, 2013, or Supplement No. 5. This Supplement No. 6 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 5 and should be read in conjunction with the Prospectus and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 6 is to:

•	update disclosure relating to operating information, including the status of the offering and the shares currently available for sale; and
•	add disclosure relating to our engagement of Merrill Lynch, Pierce, Fenner & Smith Incorporated and RCS Capital as financial advisors.

OPERATING INFORMATION

Status of the Offering

We commenced our initial public offering, or IPO, on a “reasonable best efforts” basis of up to 150.0 million shares of common stock on February 18, 2011. On May 12, 2011, we satisfied the general escrow conditions of our IPO. On such date, we had received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On January 13, 2012, we raised in excess of $75.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we are now accepting subscriptions from all states where we have cleared, including from residents of Pennsylvania.

On November 29, 2012, our board of directors approved an extension of the termination date of our IPO, from February 18, 2013 to February 18, 2014.

As of March 13, 2013, we had acquired 52 commercial properties which were 97.5% leased on a weighted average basis as of such date. As of March 13, 2013, we had total real estate investments, at cost, of $680.7 million. As of December 31, 2012, we had incurred, cumulatively to that date, $76.3 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock. Our secured debt leverage ratio was 29.4% (calculated as total secured debt divided by the base purchase price of acquired real estate investments) as of March 13, 2013.

On March 15, 2013, we announced that we had notified our selling group members that, through March 13, 2013, we had raised $895.6 million under our primary offering. Our primary offering will close on the earlier to occur of (i) February 18, 2014 or (ii) the sale of the maximum of $1.5 billion under our primary offering (plus any common stock available under our $237.5 million distribution reinvestment plan, or DRIP). The average weekly equity raise over the past several months suggests that we will reach our maximum offering and close to new investments in early summer 2013. As we have previously communicated and, in line with its best practices, we will close our offering as originally sized and will not raise additional capital through a follow-on offering.

Shares Currently Available for Sale

As of March 13, 2013, we had received aggregate gross proceeds of $907.3 million, consisting of the sale of 90.0 million shares of common stock in our public offering and the receipt of $11.7 million from the DRIP. As of March 13, 2013, there were 91.2 million shares of our common stock outstanding, including restricted stock. As of March 13, 2013, there were 59.9 million shares of our common stock available for sale, excluding shares available under our DRIP.

Engagement of Merrill Lynch and RCS as Financial Advisors

On March 15, 2013, we announced that we have retained Merrill Lynch, Pierce, Fenner & Smith Incorporated and RCS Capital, a division of Realty Capital Securities, LLC, or RCS, as our financial advisors to assist in evaluating potential financing and strategic alternatives consistent with our long-term business strategy.

We are indirectly sponsored by AR Capital, LLC, or ARC, which is under common control with RCS and RCS Capital. ARC, RCS and RCS Capital, and their affiliates provide investment, management, advisory, fund raising and other services to us for which they are paid fees and reimbursed for certain expenses from us. Certain of our executive officers are principals of ARC and RCS.